Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6623)

(NYSE Stock Ticker: LU)

(1) CONNECTED TRANSACTION

PROPOSED EXTENSION OF MATURITY DATE OF

THE PING AN OVERSEAS HOLDINGS CONVERTIBLE PROMISSORY NOTES;

AND

(2) RECORD DATE FOR

EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to the Independent Board Committee and

the Independent Shareholders

Reference is made to the disclosure in the section headed “Directors’ Report — Equity-Linked Agreements — Convertible Promissory Notes Issues to Ping An Overseas Holdings and An Ke Technology” in the annual report of the Company for the year ended December 31, 2025.

As of the date of this announcement, the outstanding principal amounts of the Ping An Overseas Holdings Convertible Promissory Notes and An Ke Technology Convertible Promissory Notes amounted to US$507,988,000 and US$468,912,000, respectively. On August 20, 2026, the Company, An Ke Technology and Ping An Overseas Holdings entered into the Amendment and Supplemental Agreement to (a) extend the maturity date of the outstanding Ping An Overseas Holdings Convertible Promissory Notes by one year from October 8, 2026 to October 8, 2027 (i.e. the Extended CB Maturity Date), and (b) redeem all of the outstanding principal amount of the An Ke Technology Convertible Promissory Notes on the Original Maturity Date. The Company agreed to pay the consideration of US$29,377,672.86 to Ping An Overseas Holdings for the Extension. The Consideration was determined after arm’s length negotiations between the parties with reference to the difference between (i) the outstanding principal amount of US$507,988,000 of the Ping An Overseas Holdings Convertible Promissory Notes and (ii) the fair market value of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date of approximately US$478,610,000 as determined by the Valuer as provided in the Valuation Report. Save as disclosed above, all the other terms and conditions of the outstanding Ping An Overseas Holdings Convertible Promissory Notes remain unchanged.

LISTING RULES IMPLICATIONS

An Ke Technology and Ping An Overseas Holdings hold approximately 44.13% and 22.72% of the issued share capital of the Company as at the date of this announcement, respectively. Accordingly, An Ke Technology and Ping An Overseas Holdings are connected persons of the Company and the transactions contemplated under the Extension constitute connected transactions of the Company which are subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Pursuant to Rule 28.05 of the Listing Rules, any alteration in the terms of convertible debt securities after issue must be approved by the Stock Exchange, except where the alteration takes effect automatically under the existing terms of such convertible debt securities. Accordingly, an application has been made by the Company to the Stock Exchange for the approval of the Extension.

DISPATCH OF CIRCULAR

A circular containing, inter alia, (i) further details of the Extension and the transactions contemplated thereunder; (ii) further details of the Specific Mandate; (iii) a letter of recommendation from the Independent Board Committee; (iv) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders; and (v) a notice of the EGM, is expected to be published by the Company on or before September 11, 2026 in accordance with the Listing Rules.

BACKGROUND

Reference is made to the disclosure in the section headed “Directors’ Report — Equity-Linked Agreements — Convertible Promissory Notes Issues to Ping An Overseas Holdings and An Ke Technology” in the annual report of the Company for the year ended December 31, 2025.

In October 2015, in connection with the acquisition of the retail credit and enablement business from Ping An Insurance, the Company issued the Convertible Promissory Notes in an aggregate principal amount of US$1,953,800,000 with an interest rate of 0.7375% per annum to Ping An Overseas Holdings.

In October, 2015, Ping An Overseas Holdings entered into an agreement with An Ke Technology, pursuant to which Ping An Overseas Holdings shall transfer the outstanding principal amount of the US$937,824,000 of the Convertible Promissory Notes (including its rights, benefits and interests) to An Ke Technology. Upon completion of such transfer, the Company issued convertible promissory note in the principal amount of US$1,015,976,000 to Ping An Overseas Holdings and the convertible promissory note in the principal amount of US$937,824,000 to An Ke Technology. From November 27, 2015 to December 6, 2022, the Company, Ping An Overseas Holdings and An Ke Technology entered into various supplemental agreements to, among others, amend and extend the term of the Convertible Promissory Notes, and 50% of the outstanding principal amount of the Convertible Promissory Notes were redeemed by the Company.

As of the date of this announcement, the outstanding principal amount of the Convertible Promissory Notes amounted to US$976.9 million and would mature and be repayable in full with accrued interests on October 8, 2026.

AMENDMENT AND SUPPLEMENTAL AGREEMENT

On August 20, 2026, the Company, An Ke Technology and Ping An Overseas Holdings entered into the Amendment and Supplemental Agreement to (a) extend the maturity date of the outstanding Ping An Overseas Holdings Convertible Promissory Notes by one year from October 8, 2026 to October 8, 2027 (i.e. the Extended CB Maturity Date), and (b) redeem all of the outstanding principal amount of the An Ke Technology Convertible Promissory Notes on the Original Maturity Date and the An Ke Technology Convertible Promissory Notes shall be cancelled.

Principle terms of the Extension and Redemption are set out below:

THE EXTENSION

Pursuant to the Amendment and Supplemental Agreement, the Company and Ping An Overseas Holdings agreed to extend the maturity date of the outstanding Ping An Overseas Holdings Convertible Promissory Notes by one year from October 8, 2026 to October 8, 2027 (i.e. the Extended CB Maturity Date).

Consideration for the Extension

The Company agreed to pay the consideration of US$29,377,672.86 to Ping An Overseas Holdings for the Extension (the “Consideration”). The payment shall be made by bank transfer by the Company to the designated accounts of Ping An Overseas Holdings. The Company shall pay to Ping An Overseas Holdings the Consideration on the Original Maturity Date. The Consideration was determined after arm’s length negotiations between the parties with reference to the difference between (i) the outstanding principal amount of US$507,988,000 of the Ping An Overseas Holdings Convertible Promissory Notes and (ii) the fair market value of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date of approximately US$478,610,000 as determined by the Valuer as provided in the Valuation Report.

Save as disclosed above, all the other terms and conditions of the outstanding Ping An Overseas Holdings Convertible Promissory Notes remain unchanged.

Valuation

An independent valuation on the fair value of the Ping An Overseas Holdings Convertible Promissory Notes has been conducted by the independent Valuer. The Valuer issued the Valuation Report on August 7, 2026. The Valuer is Avista Valuation Advisory Limited, an independent valuer engaged by the Company. The Valuer is a leading professional advisory firm and is experienced in performing a full range of valuation advisory, risk management advisory, ESG advisory, corporate advisory, and property consultancy services for various purposes. The Valuer is a corporate member of the International Valuation Standards Council (IVSC). The Valuer has neither present nor prospective interests in the subject under valuation and the Company.

In conducting the valuation, the Valuer has (a) coordinated with the management to obtain the required documents for the valuation; (b) reviewed the terms and conditions related to the issuance and extension of the Ping An Overseas Holdings Convertible Promissory Notes; (c) carried out research into the sectors concerned and collected relevant market data from reliable sources; (d) discussed with the management to understand the rationale about certain key assumptions adopted in the valuation model; (e) adopted the most appropriate valuation method to analyze the fair value of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date on a pro forma basis; and (f) compiled the Valuation Report on the valuation, which outlines their findings, valuation methodologies and assumptions, and valuation conclusion. When performing the valuation, all relevant information, and documents should have been provided to the Valuer by the Company. The Valuer relied on such data, records and documents in achieving its opinion of values and had no reason to doubt the truth and accuracy of the information provided to us by the Company, and their authorized representatives. As agreed with the Company, the valuation was performed on a pro forma basis, in which the Extension is deemed completed as of the Valuation Date.

The Valuer has adopted the binominal option pricing model. The Valuer considers that such approach is the most appropriate, given that a convertible security is a hybrid instrument that gives the holder the right, but not the obligation, to convert the notes into shares of the issuer and its value depends on the uncertain future path of the underlying share price and on the holder’s decision of whether and when to convert, it is estimated using a binomial lattice under risk-neutral, arbitrage-free assumptions, as summarized below:

•

Step 1 — Constructing the share-price lattice. The time to maturity is divided into a series of equal sub-intervals, and at each node the share price is assumed to move up or down by factors determined by the expected volatility of the share, producing a recombining tree of possible share prices.

•

Step 2 — Assigning risk-neutral probabilities. The probabilities of an up-move and a down-move are derived from the risk-free rate, the expected dividend yield and the up and down factors, so that the expected return at each node is consistent with an arbitrage-free framework.

•

Step 3 — Valuing the terminal nodes. At maturity, the value at each node is taken as the greater of the conversion value, being the prevailing share price multiplied by the number of shares receivable on conversion, and the redemption value of the notes.

•

Step 4 — Backward induction. Working backwards through the lattice, the value at each earlier node is the greater of the conversion value, where conversion is permitted, and the probability-weighted value of the two succeeding nodes discounted at a credit-risk-adjusted rate. Rolling the lattice back to the Valuation Date yields the fair value of the whole Ping An Overseas Holdings Convertible Promissory Notes.

The parameters and sources of reference adopted by the Valuer are as follows:

Parameters	Adopted assumptions	Sources of Reference
Valuation Date	30 June 2026	Per the Amendment and Supplemental Agreement
Principal Amount	US$507,988,000
Coupon Rate	0.7375% per annum payable semi-annually
Extension Date	8 October 2026
Maturity Date	8 October 2027

Conversion Start Date	30 April 2027	Per the Amendment and Supplemental Agreement, the period commencing on 30 April 2027, until the date which is five business days before and (excluding) the Extended CB Maturity Date.
Conversion End Date	3 October 2027

Conversion Price	US$2.32 per Share	Per the Amendment and Supplemental Agreement

Spot Price per ADS	US$1.32	1 ADS = 2 Shares. The latest price of ADS of the Company as of the Valuation Date, sourced from Bloomberg.

Time to Maturity	1 year	The number of year(s) between the Extension Date and Extended CB Maturity Date.

Expected Volatility	61.30%	The annual historical volatility is based on the change of stock prices of the Company and comparable companies over a period of 1.00 year as of the Valuation Date, sourced from S&P Capital IQ.

Expected Dividend Yield	0.00%	The expected dividend yield of the shares of the Company estimated by the Management.

Risk-Free Rate	4.07%	Applicable risk-free rate refers to the 1-year US government treasury yield as of the Valuation Date, sourced from Bloomberg.

Parameters	Adopted assumptions	Sources of Reference
Discount Rate	7.13%

Derived based on build-up method by the sum of 1) applicable risk-free rate of 4.07%; 2) applicable credit spread of 1.55%; and 3) liquidity risk spread of 1.50%:

1)  Applicable risk-free rate refers to the 1.00-year US government treasury yield as of the Valuation Date, sourced from Bloomberg;

2)  Applicable credit spread refers to the median option-adjusted spread (“OAS”) of the comparable bonds, sourced from Bloomberg. In the selection of comparable bonds, the following criteria have been considered:

i.   Similar time to maturity of 1.00 year as of the Valuation Date;

ii.  Similar credit rating with the Company (i.e. the Issuer) of BB+, BB, BB- and B+. The Company’s credit rating was sourced from S&P Capital IQ Risk Gauge Report;

iii.   Fixed Coupon Rate;

iv.   Issuer’s Industry includes Financial;

v.  Issued Currency is United States Dollar;

3)  Applicable liquidity risk spread refers to that for speculative grade bonds as sourced from the academic research “Liquidity Risk Premia in Corporate Bond Markets” written by Frank de Jong and Joost Driessen.

Based on the analysis outlined above and the valuation method employed, the Valuer is of the view that as of the Valuation Date, the fair value of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date, on a pro forma basis, is reasonably stated at US$478,610,000.

In arriving at the above conclusion, the Valuer has considered the following principal factors: (a) the economic outlook for the regions in which the Company operates and specific competitive environments affecting the industry; (b) the financial and operational performance of the Company; (c) the business risks of the Company; (d) the credit rating of the Company; (e) the experience of the management team of the Company and support from their shareholders; and (f) the legal and regulatory issues affecting the industry in general. Further, several general assumptions have to be established to arrive at the concluded value. The key assumptions adopted in this valuation include: (a) there will be no material changes in the existing political, legal, technological, fiscal or economic conditions, which might adversely affect the business of the Company; (b) there are no material changes in the financial position of the Company between the respective financial reporting dates and the Valuation Date; (c) the Company will not be constrained by the availability of finance; (d) the Company will retain competent management, key personnel and technical staff to support its ongoing operations; (e) the interest rates will not differ materially from those presently prevailing; and (f) there are no hidden or unexpected conditions associated with the business entity valued that might adversely affect the reported value.

The Valuation Report was prepared based on the following general assumptions and limiting conditions: (a) all data, including historical financial data, which the Valuer relied upon in reaching opinions and conclusions or set forth in the Valuation Report are true and accurate to their best knowledge. Whilst reasonable care has been taken to ensure that the information contained in the Valuation Report is accurate, the Valuer cannot guarantee its accuracy and the Valuer assumes no liability for the truth or accuracy of any data, opinions, or estimates furnished by or sourced from any third parties which the Valuer used in connection with the Valuation Report; (b) the Valuer also assume no responsibility for the accuracy of any legal matters. In particular, the Valuer has not carried out any investigation into the title of, or any encumbrances or any interest claimed or claimable against the Ping An Overseas Holdings Convertible Promissory Notes appraised. Unless otherwise stated in the Valuation Report, the Valuer has assumed that the owner’s interest is valid, the titles are good and marketable, and there are no encumbrances that cannot be identified through normal processes; (c) the value opinion presented in the Valuation Report is based on the prevailing or then prevailing economic conditions and on the purchasing power of the currency stated in the Valuation Report as of the date of analysis. The date of value on which the conclusions and opinions expressed apply is stated in the Valuation Report; and (d) the Valuation Report has been prepared solely for the use or uses stated.

Conditions precedent

The Extension shall become effective immediately on October 8, 2026, being the Original Maturity Date provided that each of the following conditions precedents has been satisfied on or prior to the Original Maturity Date:

(a)	the Company having obtained from the Independent Shareholders all necessary approvals required under the Articles of Association, applicable laws and the Listing Rules in respect of the Extension;

(b)	the Stock Exchange having approved the Extension; and

(c)

the Stock Exchange granting its approval for the listing of, and permission to deal in, the Shares to be allotted and issued by the Company upon conversion of the Ping An Overseas Holdings Convertible Promissory Notes.

Principal terms of the Ping An Overseas Holdings Convertible Promissory Notes

The principal terms of the Ping An Overseas Holdings Convertible Promissory Notes after the Extension has become effective are summarized below:

Issuer:	The Company

Holders of the Ping An Overseas Holdings Convertible Promissory Notes:	Ping An Overseas Holdings

Issuance date of the Ping An Overseas Holdings Convertible Promissory Notes:	October 8, 2015

Outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes:	US$507,988,000

Interest and interest payment dates:	0.7375% per annum of the principal amount outstanding form time to time, payable semi-annually until the Extended CB Maturity Date

Extended CB Maturity Date:	October 8, 2027

Transferability:	The Ping An Overseas Holdings Convertible Promissory Notes or any part(s) thereof may be assigned or transferred to any third party subject to compliance of certain conditions, including, among others, (a) the execution of a form of transfer substantially in the agreed form annexed to the Ping An Overseas Holdings Convertible Promissory Notes, and (b) that the Ping An Overseas Holdings Convertible Promissory Notes must be delivered for cancellation to the Company accompanied by a duly executed form of transfer.

Conversion period:	The period commencing on April 30, 2027 until the date which is five (5) business days before (and excluding) the Extended CB Maturity Date (i.e., October 8, 2027).

Conversion right:	The holders of the Ping An Overseas Holdings Convertible Promissory Notes shall have the right to convert the whole or any part of the outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes into certain number of the ordinary shares of the Company (“Conversion Shares”) at any time during the conversion period at the initial conversion price of US$14.8869 per Share, subject to certain adjustments (“Conversion Price”), primarily including adjustments for (i) any consolidation or subdivision of Shares, (ii) any issuance of Shares to the shareholders by way of capitalization of profits or reserves, (iii) any capital distributions made to shareholders, (iv) certain issuance of Shares, or certain grant of options, warrants or other rights to purchase any Shares, to shareholders at a price less than the current market price, (v) any issuance of any securities (other than Shares or options, warrants or other rights to purchase Shares) to all or substantially all Shareholders as a class by way of rights, or any grant to all or substantially all Shareholders as a class by way of rights of any options, warrants or other rights to purchase any securities (other than Shares or options, warrants or other rights to purchase Shares), (vi) any issuance of securities by the Company or any subsidiary, or any other person (pursuant to any arrangements with the Company or any subsidiary) in connection with an offer by or on behalf of the Company or any subsidiary or such other person, pursuant to which offer the shareholders generally are entitled to participate in arrangements whereby such securities may be acquired by them, and (vii) other events that the Company considers that it would be appropriate for an adjustment to be made to the conversion price, subject to the Guidance Letters and all relevant regulations.

The conversion rights attaching to the Ping An Overseas Holdings Convertible Promissory Notes may be exercised on any business day during the conversion period by the holder giving no less than 10 business days prior notice to the Company.

Conversion price:	The initial conversion price is US$14.8869 per Share, subject to anti-dilution adjustments including, among others, any consolidation or subdivision of shares and any payment of capital distribution to the shareholders. The initial conversion price was determined after arm’s length negotiations between the Company and Ping An Overseas Holdings with reference to a number of factors, including, among other things, the then assets, liabilities, financial performance, business condition and future prospects of the Company. On August 22, 2023, the Company declared a semi-annual dividend of US$0.078 per the Share or US$0.039 per the ADS(1) for the six months ended June 30, 2023 and the conversion price had been adjusted to US$12.74 per share in accordance with the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes; and in the first half of 2024, the Board and Shareholders approved a special dividend of US$1.21 per Share or US$2.42 per ADS out of the share premium account with the scrip dividend scheme as detailed in the circular of the Company dated June 12, 2024, and the conversion price had been further adjusted to US$2.32 per share in accordance with the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes. As of the date of this announcement, the adjusted conversion price is US$2.32 per Share. For reference, the closing price per Share as quoted on the Stock Exchange on the last trading day (being January 27, 2025) prior to the suspension of the trading of Shares on the Stock Exchange is HK$10.9 and the closing price per ADS as quoted on the NYSE on the last trading day (being August 19, 2026, New York time) is US$1.45.

(1) Every two ADSs represented one Share at the relevant time.

Redemption right:	Unless previously converted or purchased and canceled, the Company will redeem the Ping An Overseas Holdings Convertible Promissory Notes at 100% of its outstanding principal amount together with accrued interest (calculated up to but including the date of redemption) on the Extended CB Maturity Date. The holders of the Ping An Overseas Holdings Convertible Promissory Notes shall be entitled (but not obliged) to give a redemption notice to the Company in writing that the Ping An Overseas Holdings Convertible Promissory Notes are, and shall become due and payable within 30 days of receipt of such notice if an event of default occurs and the Company fails to take any remedial steps within 45 days after the receipt of the written notice served by the holders of the Ping An Overseas Holdings Convertible Promissory Notes specifying the occurrence of any of the events of default.

Voting:	The holder shall not be entitled to receive any notices of, attend or vote at any meetings of the Company by reason only being the holder.

Ranking of Conversion Shares:	The Conversion Shares shall rank pari passu in all respects with all existing Shares then in issue at the date on which the notice of conversion is given.

The Conversion Shares

The number of Conversion Shares to be issued by the Company to the holder of the Ping An Overseas Holdings Convertible Promissory Notes shall be equal to the quotient of (i) the principal amount of the Ping An Overseas Holdings Convertible Promissory Notes divided by (ii) the conversion price (as adjusted) rounded down to the nearest US$ cent. No fraction of Share shall be issued on conversion.

Assuming that the Ping An Overseas Holdings Convertible Promissory Notes are fully converted into Conversion Shares at the conversion price of US$2.32 per Share, a total of 218,960,344 Conversion Shares will be issued which represent approximately 12.63% of the issued share capital of the Company as at the date of this announcement and approximately 11.22% of the issued share capital of the Company as enlarged by the allotment and issue of the Conversion Shares. The Company is not obliged to issue Shares in satisfaction of the conversion rights contemplated under the Ping An Overseas Holdings Convertible Promissory Notes in breach of its obligations under the Listing Rules (including but not limited to the minimum public float requirement).

As at the date of this announcement, (i) the Company has no treasury Shares (as defined under the Listing Rules); and (ii) the Company holds in aggregate 56,304,860 Shares, being shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company’s share incentive plans. The Company has no intention to use treasury Shares (as defined under the Listing Rules) to satisfy its obligations upon conversion of the Ping An Overseas Holdings Convertible Promissory Notes.

The allotment and issue of the Conversion Shares are subject to the granting of the Specific Mandate by the Independent Shareholders. The Company will seek the grant of the Specific Mandate from the Independent Shareholders at the EGM.

There are no restrictions on any subsequent sale of the Conversion Shares. The allotment and issue of the Conversion Shares will not result in a change of control of the Company.

Listing

No application will be made by the Company for the listing of the Ping An Overseas Holdings Convertible Promissory Notes on the Stock Exchange or any other stock exchange. An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

Specific Mandate

The Company will seek the grant of the Specific Mandate from the Independent Shareholders at the EGM. An Ke Technology and Ping An Overseas Holdings will abstain from voting on the resolution(s) in respect of the Specific Mandate. The Specific Mandate will be valid from the date of passing the relevant resolutions at the EGM.

THE REDEMPTION

Pursuant to the Amendment and Supplemental Agreement, the Company shall redeem all the outstanding principal amount of the An Ke Technology Convertible Promissory Notes and no further interest shall accrue on the An Ke Technology Convertible Promissory Notes from the date after the Original Maturity Date. The parties agree that the redemption price for the An Ke Technology Convertible Promissory Notes shall be the outstanding principal amount of the An Ke Technology Convertible Promissory Notes together with accrued and unpaid interest up to and including the Original Maturity Date. Such redemption amount and interest shall be paid by the Company to An Ke Technology, and shall be payable in instalments, being the first instalment in October 2026 and the second instalment in December 2026 or such other date(s) as mutually agreed by the parties.

SHAREHOLDING STRUCTURE OF THE COMPANY

The following table illustrates the shareholding structure of the Company (i) as at the date of this announcement; and (ii) immediately after and assuming full conversion of the Ping An Overseas Holdings Convertible Promissory Notes:—

				Immediately after the
				conversion of the whole of the
				principal amount of the
	As at the date of			Ping An Overseas Holdings
Shareholders	this announcement			Convertible Promissory Notes
	No. of Shares		Approximate %	No. of Shares	Approximate %
An Ke Technology	764,894,583	(1)	44.13	764,894,583	39.18
Ping An Overseas Holdings	393,795,905	(1)	22.72	612,756,249	31.39
Public	574,687,296		33.15	574,687,296	29.43
Total	1,733,377,784		100	1,952,338,128	100

Notes:

(1)

An Ke Technology is a wholly owned subsidiary of Ping An Financial Technology which is wholly-owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Ping An Financial Technology is deemed to be interested in the 764,894,583 Shares held by An Ke Technology. Ping An Insurance is deemed to be interested in the 764,894,583 Shares held by An Ke Technology and 393,795,905 Shares held by Ping An Overseas Holdings.

(2)

Certain percentage figures included in the above table have been subject to rounding adjustments. Accordingly, figures shown as totals may not be an arithmetic aggregation of the figures preceding them.

(3)

The shareholding structure is shown for illustration purpose only and may not be exhaustive. Pursuant to the conversion restrictions under the terms and conditions of the Ping An Overseas Holdings Convertible Promissory Notes, the conversion rights may only be exercised to the extent that, immediately after such conversion, the Company will continue to be able to satisfy the public float requirements under the Listing Rules (i.e. the minimum public float prescribed by the Listing Rules, whereby at least 25% of total number of issued Shares (excluding treasury Shares) must be in public hands).

REASONS FOR AND BENEFITS OF THE EXTENSION

The Convertible Promissory Notes would mature on October 8, 2026 unless further extended. In the event that Ping An Overseas Holdings chooses not to exercise the conversion rights, the Company would be expected to incur a substantial cash outflow, being the outstanding principal amount of the Ping An Overseas Holdings Convertible Promissory Notes in the amount of US$507,988,000 and the interest accrued, in order to redeem the Ping An Overseas Holdings Convertible Promissory Notes.

The extension of the maturity date of the Ping An Overseas Holdings Convertible Promissory Notes pursuant to the Amendment and Supplemental Agreement will enable the Company to postpone such substantial cash outflow and allow the Company to have more financial flexibility in the deployment of its working capital for its business operations and development, without having to incur additional financing costs to effect immediate repayment. In addition, given the uncertainty in the economic environment and fierce competition in the industry, the holding of sufficient funds will safeguard the Company’s ability to cope with such complex environment and satisfy its operational needs.

Having considered all the relevant factors and in light of the reasons and benefits as set out above, the Directors (excluding the independent non-executive Directors who are part of the Independent Board Committee and will give their view after considering the advice and recommendation of the Independent Financial Adviser) considered that the terms of the Extension and the transactions contemplated thereunder, are conducted on normal commercial terms or better, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company did not conduct any fund raising activities from the issue of equity securities in the twelve-month period immediately preceding the date of this announcement.

INFORMATION ON THE PARTIES

The Group is principally engaged in the core retail credit and enablement business with borrowers and institutions and consumer finance business in the PRC.

An Ke Technology is a limited company incorporated in Hong Kong and it is a wholly-owned subsidiary of Ping An Financial Technology, which is in turn wholly-owned by Ping An Insurance. An Ke Technology is principally engaged in investment management and investment consulting.

Ping An Overseas Holdings is a limited liability company incorporated in Hong Kong, it is a wholly-owned subsidiary of Ping An Insurance and is principally engaged in investment holdings.

Ping An Insurance is a joint-stock limited company established in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) since 2004, and on the Shanghai Stock Exchange (stock code: 601318) since 2007. Ping An Insurance is a leading retail financial services group and its operations span across insurance, banking, asset management and technology businesses.

LISTING RULES IMPLICATIONS

An Ke Technology and Ping An Overseas Holdings hold approximately 44.13% and 22.72% of the issued share capital of the Company as at the date of this announcement, respectively. Accordingly, An Ke Technology and Ping An Overseas Holdings are connected persons of the Company and the transactions contemplated under the Extension constitute connected transactions of the Company which are subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Pursuant to Rule 28.05 of the Listing Rules, any alteration in the terms of convertible debt securities after issue must be approved by the Stock Exchange, except where the alteration takes effect automatically under the existing terms of such convertible debt securities. Accordingly, an application has been made by the Company to the Stock Exchange for the approval of the Extension.

To the best of the Directors’ knowledge, information and belief, none of the Directors has or may be deemed to have a material interest in the above proposed transactions and is required to abstain from voting on the relevant Board resolutions.

GENERAL

The independent non-executive Directors have formed the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of the Extension and the transactions contemplated thereunder, and the grant of the Specific Mandate, which require approval from the Independent Shareholders. The Independent Financial Adviser has been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in this regard.

The EGM will be convened and held for the Independent Shareholders to consider, and if thought fit, approve, among other things, the Extension and the transactions contemplated thereunder, and the grant of the Specific Mandate.

A circular containing, inter alia, (i) further details of the Extension and the transactions contemplated thereunder; (ii) further details of the Specific Mandate; (iii) a letter of recommendation from the Independent Board Committee; (iv) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders; and (v) a notice of the EGM, is expected to be published by the Company on or before September 11, 2026 in accordance with the Listing Rules.

RECORD DATE FOR EXTRAORDINARY GENERAL MEETING

The Board announces that an EGM will be held on or around Thursday, October 8, 2026. For determining the entitlement of the Shareholders to attend and vote at the EGM, the Board has fixed the close of business on Thursday, September 3, 2026, Hong Kong time (the “Shares Record Date”), as the record date of the Shares.

Holders of record of the Shares (as of the Shares Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof. In order to be eligible to attend and vote at the EGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, no later than 4:30

p.m. on September 3, 2026, Hong Kong time. All persons who are registered holders of record of the Shares on the Shares Record Date will be entitled to vote and attend the EGM. Holders of record of the ADSs as of the close of business on September 3, 2026, New York time, are entitled to provide voting instructions to the depositary of the ADSs (the “Depositary”) and must provide such voting instructions to Citibank, N.A., the Depositary of the ADSs, by the time and date specified in the ADS voting instruction card to be distributed by the Depositary.

Further details including the time, location and proposed resolutions of the EGM will be set out in the notice of EGM to be issued and provided to holders of record of the Shares and ADSs as of the respective record date together with the proxy materials in due course.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“ADSs”	American Depositary Shares, every one representing two Shares

“An Ke Technology”	An Ke Technology Company Limited (安科技術有限公司), a limited liability company incorporated in Hong Kong and indirectly wholly-owned by Ping An Insurance

“An Ke Technology Convertible Promissory Notes”	the convertible promissory notes issued by the Company to An Ke Technology

“Amendment and Supplement Agreement”	the amendment and supplemental agreement to the Share Purchase Agreement and the Convertible Promissory Notes dated August 20, 2026 entered into between the Company, Ping An Overseas Holdings and An Ke Technology

“Articles of Association”	the ninth amended and restated articles of association of the Company adopted by way of a special resolution of the shareholders passed on April 12, 2023 and effective on April 14, 2023, and as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“Company”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Consolidated Affiliated Entity(ies)”	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group

“Convertible Promissory Notes”	the Ping An Overseas Holdings Convertible Promissory Notes and the An Ke Technology Convertible Promissory Notes

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be convened and held at which resolution(s) will be proposed to consider and, if thought fit, to approve the Extension

“Extended CB Maturity Date”	October 8, 2027

“Extension”	the proposed extension of the maturity date of the Ping An Overseas Holdings Convertible Promissory Notes from October 8, 2026 to October 8, 2027

“Group”	the Company, its subsidiaries and Consolidated Affiliated Entities

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising all the independent non-executive Directors to advise the Independent Shareholders in respect of the Extension and the transactions contemplated thereunder which require approval from the Independent Shareholders

“Independent Financial Adviser”	Red Sun Capital Limited, a licensed corporation to conduct Type 1 (dealing in securities), and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	the Shareholders, other than those who are required to abstain from voting at the general meeting to be convened to approve the Extension and the transactions contemplated thereunder

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“NYSE”	the New York Stock Exchange

“Original Maturity Date”	October 8, 2026

“Ping An Insurance”	Ping An Insurance (Group) Company of China, Ltd. (中 國 平 安 保 險（ 集 團 ）股 份 有 限 公 司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock codes: 2318 (HKD counter) and 82318 (RMB counter))

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中 國 平 安 保 險 海 外（ 控 股 ）有 限 公 司), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Insurance

“Ping An Overseas Holdings Convertible Promissory Notes”	the convertible promissory notes issued by the Company to Ping An Overseas Holdings

“PRC” or “China”	the People’s Republic of China

“Redemption”	the redemption of all of the outstanding principal amount of the An Ke Technology Convertible Promissory Notes on the Original Maturity Date

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	the ordinary shares of the Company with a par value US$0.00001 per share

“Shareholder(s)”	the holder(s) of the Shares

“Shares Purchase Agreement”	an agreement entered into between the Company and Ping An Overseas Holdings dated August 27, 2015 in connection with the acquisition of the retail credit and enablement business from Ping An Insurance

“Specific Mandate”	the specific mandate to be sought from the Independent Shareholders at the EGM and to be granted to the Directors for the allotment and issue of the Conversion Shares upon exercise of the conversion rights attaching to the Ping An Overseas Holdings Convertible Promissory Notes

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“treasury Shares”	has the meaning ascribed to it under the Listing Rules

“United States”	United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	United States dollars, the lawful currency of United States

“Valuer”	Avista Valuation Advisory Limited, the independent valuer

“Valuation Date”	June 30, 2026

“Valuation Report”	the report of the valuation of the fair value of the Ping An Overseas Holdings Convertible Promissory Notes as of the Valuation Date prepared by the Valuer

“%”	per cent

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, August 20, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI as the executive Director, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP, Mr. Siu Hong CHENG and Mr. Wai Kin CHIM as the independent non-executive Directors.